[Avax Technologies, Inc. Letterhead ]

March 26, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	AVAX Technologies, Inc.
Registration Statement on Form S-1
Filed February 8, 2008
File No. 333-149126

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, AVAX Technologies, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-149126) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2008. The Registrant intends to voluntarily terminate the registration of its Common Stock under the Securities Exchange Act of 1934, as amended. The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Faith L. Charles of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6770.

Thank you for your assistance with this matter.

Sincerely,

AVAX TECHNOLOGIES, INC.

By: /s/ Francois R. Martelet
Name: Francois R. Martelet
Title: Chief Executive Officer

cc:	Jeffrey Riedler, Securities and Exchange Commission

Jennifer Riegel, Securities and Exchange Commission.